Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000
Fax 212.937.3943 gcaruso@loeb.com

July 29, 2011

Max A. Webb
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asia Entertainment & Resources Ltd.
Post-Effective Amendment No. 7 on Form F-3 to
Registration Statement on Form F-1
Filed May 31, 2011
File No. 333-166860

Dear Mr. Webb:

On behalf of our client, Asia Entertainment & Resources Ltd., a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated June 6, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Contemporaneously, we are filing an amended Registration Statement on Form F-3 for the Company (the “Amended F-3”) reflecting the responses of the Company.

In order to facilitate the review by the Securities and Commission’s staff (the “Staff”) of the Amended F-3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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A limited liability partnership including professional corporations

Max A. Webb Securities and Exchange Commission July 29, 2011 Page 2

General

1.	Upon resolution of all comments, please revise your Form 20-F to include comparable revisions, as applicable.

COMPANY RESPONSE: The Company undertakes to refile its Annual Report on Form 20-F for the year ended December 31, 2010 promptly following the filing of the Amended F-3.

Officer Compensation; Employment Agreements, page 75

2. Please revise the table to indicate the years 2009 and 2010, or advise.

COMPANY RESPONSE: The Staff is advised that the revisions to the years on the table appearing on page 75 of the Registration Statement were inadvertent. Changes in response to the Staff’s comment have been made on page 75 of the Amended F-3.

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Max A. Webb Securities and Exchange Commission July 29, 2011 Page 3

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP